CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO RULE 83, 17 C.F.R. § 200.83

BY CAREDX, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED

VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE

OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS

BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

June 30, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tiffany Posil

Re:	CareDx, Inc.
Registration Statement on Form S-1
File No. 333-196494

Ladies and Gentlemen:

On behalf of CareDx, Inc. (the “Company”), we submit this letter (the “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on June 3, 2014 and the Company filed Amendment No.1 to the Registration Statement on June 25, 2014 (“Amendment 1”). The purpose of the Letter is to provide supplemental information to the Staff with respect to the Registration Statement for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an Amendment to the Registration Statement (the “Amendment”).

As previously disclosed to the Staff, the Company anticipates a price range of [***] to [***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of [***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price reflect a reverse stock split of 1 share for each [***] for both the Company’s common and preferred shares, that the Company anticipates effecting prior to the Company’s initial public offering. The Amendment will be filed prior to any distribution of the preliminary prospectus in connection with the Company’s Road Show.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission June 30, 2014 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY CAREDX, INC.

The Company is supplementally providing the Staff with drafts of the following sections of the Amendment for its review prior to the actual filing of the Amendment:

•	Summary Financial Data

•	Capitalization

•	Dilution

•	Principal Stockholders

The Company is seeking to begin printing copies of the preliminary prospectus at [***] Eastern Time on [***] and would greatly appreciate the Staff’s response on or prior to that time.

Please contact me at (650) 320-4557 or akharal@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Yours truly,

/s/ Asaf Kharal

Enclosures

cc:	Ken Ludlum, Chief Financial Officer, CareDx, Inc.

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